Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

United States of America

Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, New York 10010

United States of America

J.P. Morgan Securities LLC

383 Madison Avenue

New York, New York 10179

U.S.A.

China International Capital Corporation Hong Kong Securities Limited

29/F, One International Finance Centre

1 Harbour View Street, Central

Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

April 30, 2019

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara Ransom
Ms. Jennifer Lopez-Molina
Ms. Jennifer Thompson
Ms. Myra Moosariparambil

Re:	Yunji Inc. (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-230424)
Registration Statement on Form 8-A (Registration No. 001-38877)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on May 2, 2019, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between April 22, 2019 and the date hereof, copies of the Company’s Preliminary Prospectus dated April 22, 2019 were distributed as follows: 2,726 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

2

Very truly yours,

Morgan Stanley & Co. International plc
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
China International Capital Corporation Hong Kong Securities Limited

As representatives of the prospective underwriters

MORGAN STANLEY & CO. INTERNATIONAL PLC

By:	/s/ Robert Holley
Name:	Robert Holley
Title:	Vice President

[Signature Page to Acceleration Request Letter]

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Anthony Kontoleon
Name:	Anthony Kontoleon
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

J.P. MORGAN SECURITIES LLC

By:	/s/ Paul J. Mule
Name:	Paul J. Mule
Title:	Executive Director

[Signature Page to Acceleration Request Letter]

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Shi Qi
Name:	Shi Qi
Title:	Managing Director

[Signature Page to Acceleration Request Letter]